PUBLIC RECORD VERSION

Exhibit G-1

                            UNITED STATES OF AMERICA
                       BEFORE THE FEDERAL TRADE COMMISSION

In the Matter of                        )
                                        )
     Dominion Resources, Inc.,          )
              a corporation,            )
                                        ) File No. 991-0244/ Docket No. C-3901
          and                           )
                                        )
     Consolidated Natural Gas Company,  )
              a corporation.            )
                                        )


                APPLICATION FOR APPROVAL OF PROPOSED DIVESTITURE

     On May 8, 2000, AGL Resources Inc. ("AGL"), Consolidated Natural Gas Company ("CNG"), Virginia Natural Gas Company, Inc. ("VNG"), and Dominion Resources, Inc. ("Dominion") executed a Stock Purchase Agreement (the "Agreement") pursuant to which AGL has agreed to acquire all the issued and outstanding shares of VNG, the business to be divested under the terms of the Agreement Containing Consent Order (File No. 991-0244) (the "Consent Order"). An executed copy of the Agreement is annexed as Attachment A.

     The Agreement contains the usual and customary conditions to closing, as well as the approval of the transaction by the Commission, which approval is required under the Consent Order. The parties have begun the process of securing the applicable rights of approval from the states of Virginia. The Agreement also contemplates related agreements, pursuant to which CNG may provide services to VNG in the areas of corporate services, information technology, and business services.

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                                                           PUBLIC RECORD VERSION

1. AGL is a Financially Capable Purchaser and has the Expertise and Skills Necessary to Effectively Operate the VNG Assets

     The purchaser of VNG is:
     AGL Resources Inc.
     817 West Peachtree Street, N.E., Suite 1000
     Atlanta, Georgia  30308.

     AGL owns all of the outstanding stock of Chattanooga Gas, a small natural gas retailer and distributor that services the areas surrounding Chattanooga and Cleveland, Tennessee. The Tennessee Regulatory Authority ("Tennessee Authority") regulates Chattanooga Gas's rates and overall operations. As of and for the year ended September 30, 1999, Chattanooga Gas had total assets of $121 million, total operating revenues of $67 million, and net income of $4 million.

     At September 30, 1999, the Chattanooga Gas distribution system included approximately 1,422 miles of distribution mains and 1,259 miles of service lines. Chattanooga Gas also had approximately 55,593 meters in service and 1.080 Bcf of LNG storage capacity in its LNG plant.

     AGL has an ownership interest in several active non-utility businesses. These businesses are:

          (a) SouthStar Energy Services LLC ("SouthStar") is a joint venture among a subsidiary of AGL and subsidiaries of Dynegy Holdings Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name "Georgia Natural Gas Services."

          (b) AGL Investments, Inc. is an intermediate holding company for investments in the following non-utility businesses:


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               (i) AGL Propane, Inc. ("Propane"), engages in the sale of propane and related products and services in Georgia, Alabama, Tennessee and North Carolina.

               (ii)  Trustees  Investments,   Inc.,  owns  Trustees  Gardens,  a
               residential and retail development located in Savannah, Georgia.

               (iii) Utilipro, Inc. ("Utilipro"), in which AGL has an 85% ownership interest, engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States and Canada.

               (iv) AGL Consumer Services, Inc., markets energy-related consumer services, including appliance warranty contracts and energy management systems, to residential and commercial customers.

     (c) AGL Energy Services, Inc. ("AGLE"), is a gas supply services company, that buys and sells natural gas primarily for Chattanooga Gas.

     (d) Georgia Gas Company, a wholly-owned subsidiary of AGLE, owns minor interests in natural gas production activities.

     (e) AGL Peaking Services, Inc. owns a 50% interest in Etowah LNG Company LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquified natural gas peaking facility.

     (f) AGL Interstate Pipeline Company is 50% owner of a joint venture with Transco known as Cumberland Pipeline Company. Cumberland Pipeline Company was formed to construct, own and operate a new interstate pipeline to serve customers in Georgia and Tennessee. Management has decided not to proceed with the Cumberland pipeline project.

     AGL's recent SEC filings are annexed as Attachment C. The names of the directors and officers of AGL are listed in its Form 10K and proxy statement. See Attachment C.

     A. AGL has financing in place both to pay for the acquisition and to fund working capital and other needs associated with an ongoing business

     Pursuant to the terms of the Stock Purchase Agreement, AGL will purchase all of the issued and outstanding capital stock of VNG for $550 million, payable in cash at the closing. The purchase price will be funded from cash on hand and from short-term acquisition "bridge" financing. AGL expects that the "bridge" financing will be financed with longer-term debt or preferred securities in the future. AGL expects that funding the acquisition of VNG in such a manner will allow it to retain its investment grade status without an equity offering.

     AGL is publicly traded on the New York Stock Exchange; its total market capitalization is approximately US $879 million. In the year ended September 30, 1999, the last full year for which AGL's results are available, it reported total assets of US $1,969 million, and net income of US $74 million, on operating revenues of approximately US $1,069 million. See AGL Resources Inc. 1999 Annual Report, Attachment C. A list of AGL's assets, liabilities, and current ratio for the fiscal years 1997, 1998, and 1999 is annexed as Attachment D.

     B. AGL is intent on operating the VNG assets and has the necessary technical and management skills

     AGL is a regional energy holding company with operations in the Southeast. Atlanta Gas Light Company ("AGLC"), the largest natural gas distributor in the Southeast and the company's primary subsidiary, provides delivery service to more than 1.5 million customers in Georgia and full


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natural gas service in the Chattanooga  area of Tennessee.  Although natural gas distribution is AGL's core business, it also is engaged in other energy-related businesses, including retail energy marketing, customer care services for energy marketers, and wholesale and retail propane sales. As of September 30, 1999, AGL employed, in conjunction with its subsidiaries, a total of 2,892 full-time employees.

     C.   Brief   overview   of   AGL's   properties,   field   operations   and
          infrastructure improvements

     The electric and gas industry is presently undertaking broad restructuring intended to introduce competitive forces into segments that can most benefit from them. In 1997, AGLC elected to restructure itself into an unbundled gas distribution company creating a competitive market for retail natural gas. AGLC assisted in designing the model for natural gas deregulation in Georgia and supported the legislation that implemented competition. The Company has successfully completed the transition to a fully unbundled LDC and is being used as an example for other states currently considering such a restructuring.

     AGL's properties consist primarily of the utility properties of AGLC. AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving approximately 240 communities throughout the State of Georgia. As of September 30, 1999, the AGLC gas distribution system included approximately 27,381 miles of distribution mains and 26,078 miles of service lines. AGLC also has approximately 1,428,812 meters in service and maintains approximately 5.950 Bcf (billion cubic feet) of liquefied natural gas ("LNG") storage capacity in three LNG plants to supplement the gas supply in very cold weather and emergencies. AGLC's wholly- owned subsidiary, Chattanooga Gas, a small natural gas retailer and distributor, services the areas surrounding Chattanooga and Cleveland, Tennessee. As of September 30, 1999, the Chattanooga Gas distribution system included approximately 1,422 miles of distribution mains and 1,259 miles of


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service lines.  Chattanooga Gas also has approximately  55,593 meters in service and 1.080 Bcf. of LNG storage capacity in one of its LNG plants located in Tennessee.

     With respect to its field operations, AGL has developed mobile dispatch systems. Eventually, all of its service trucks will be equipped with wireless linked computers. Such technology will enable AGL to reduce the number of service offices from which we operate, respond more quickly to customer requests and redirect its field forces with more speed at reduced costs. AGL has also implemented new customer connection practices. AGL has been able to reduce time to provide certain services to commercial customers by 50 percent and residential customers receive same day service for meter sets. AGL has reduced its net cost for new customer connections by 11.6 percent on average. These are just a couple of examples how AGL is dedicated to providing effective and efficient service to its customers. AGL and its subsidiaries are proud of their demonstrated record of providing safe efficient and reliable natural gas services to its customers. During 1999, Atlanta led the nation in housing permits, with an increase of nine percent. Three of the country's fastest growing counties are located in AGL's service area. Customer Service is also a high priority of AGL. Ninety- eight percent of recent callers gave the utility a favorable rating. AGL recognizes that it must continue to evaluate and improve upon its services and other areas, such as infrastructure. For example, during fiscal 1999, AGL began on the most extensive pipeline replacement programs in the United States. Above ground, AGL totally revamped its information technology systems in preparation for interactive transactions with gas marketers. The new Gas Operation System allows marketers to schedule their gas or supply arrangements through the Internet.

     With respect to the assets that AGL will acquire, AGL has stated publicly that the "acquisition is all about growth and competition ... [;AGL's] strengths, when combined with the best practices of VNG, will allow us to grow profitably in both our utility and gas marketing businesses and create new value for shareholders as our industry continues to reshape itself for competition." See AGL Press Release, Attachment B.


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                                                           PUBLIC RECORD VERSION

     Documents relating to the proposed divestiture and AGL's strategic plans are confidential and are being submitted to the Commission under separate cover by AGL.

     Additional information is available on AGL's web site (www.aglresources.com). If further information is required concerning AGL's finances or strategic plans, please contact Mark D. Caudill, Vice President, Energy Competition, AGL Resources Inc., (404)-584-3480, or Paul R. Shlanta, Vice- President and General Counsel, AGL Resources Inc., (404)-584-3430; or David M. Ivey, Long Aldridge & Norman LLP, (404)-527-4040, or Ann-Marie McGaughey, Long Aldridge, & Norman LLP, (404)-527-8354.

2. The Proposed Divestiture Will Achieve the Purposes of the Consent Order and Result in No Harm to Competition

     The proposed divestiture will fully accomplish the purposes of Paragraph II.B of the Consent Order and result in no harm to competition. As discussed above, AGL, a major distributor of natural gas in Georgia and Tennessee, plainly has the expertise and financial capability to be a formidable competitor with respect to the assets subject to the proposed divestiture. Under AGL's operation, VNG will continue to be a viable and vigorous competitor in the southeastern region of Virginia, and the divestiture will maintain the level of competition in the relevant area that existed prior to the proposed merger.

     A. AGL's acquisition of VNG will restore any loss of competition for the generation of electric power and the distribution of natural gas in the southeastern region of Virginia

     In its Complaint, the Commission alleged that Dominion's acquisition of CNG would reduce competition in the generation of electric power and the distribution of natural gas in the southeastern area of Virginia. The Commission's Complaint implicitly addresses two theories of competitive harm:
(1) that the merger between Dominion and CNG would decrease inter-fuel competition, because the natural gas distributed by Dominion competes with the electrical power provided by CNG, and (2)


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that the merger between  Dominion and CNG could create  vertical market power by giving Dominion the incentive and ability to raise the price of gas or gas transportation services to competing gas-fired generation facilities.

     The Commission alleged that the proposed merger would decrease inter-fuel competition at the retail level. The Commission alleged that Virginia Power, Dominion's subsidiary, and VNG, CNG's subsidiary, compete for the business of commercial developers in the southeastern area of Virginia, who, at the initial stage of development, have the option to dedicate either gas or electric heating, cooling, and other compatible appliances to specific buildings. The Commission also alleged that the sale of natural gas competes with electric power in instances where a large power customer has the option of constructing a captive gas-fired generation plant. According to the Commission's allegations, the proposed merger would eliminate this inter-fuel competition.

     The divestiture will ensure that VNG will remain an independent and vigorous competitor in retail sales of fuel in the relevant geographic area. As noted above, AGL is a substantial company with expertise in the business of transportation of natural gas and is well positioned to operate the VNG business. AGL will have every incentive to use VNG's natural gas distribution business to compete against Dominion's electric power generation business in the relevant area. Therefore, local commercial builders and large power customers with the ability to construct a captive gas-fired generation plant will continue to be able to solicit competitive options for fuel from both VNG and Dominion./1

     The Commission also expressed a concern about vertical market power. Dominion, through its subsidiary Virginia Power, is a major provider of electric power generation in the relevant

--------
     1 SouthStar Energy Services LLC ("SouthStar"), a joint venture between AGL and Piedmont Natural Gas Company, markets natural gas to industrial customers throughout the Southeast. SouthStar currently has one customer in Virginia - Tartan Industries.

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geographic  market,  and VNG is the primary  distributor  of natural gas in that
area.  The  Commission   alleged  that,  by  joining  the  primary  natural  gas
distributor in the relevant area with a primary provider of electric power in that area, the post-merger entity would have the incentive and ability to raise rival power suppliers' input costs by increasing the supply price of gas or gas transportation services, and, in doing so, increase prices in downstream energy markets.

     The divestiture will maintain the competitive landscape that existed prior to the proposed merger. AGL does not own generation power assets in the relevant area. Under AGL's operation, the local distribution of natural gas in the southern area of Virginia will be operated by an independent company, uninfluenced by the major regional supplier of wholesale power.

     B. AGL's acquisition of VNG raises no competitive effects in other relevant geographic markets or other relevant product markets

     AGL's acquisition of VNG will not lessen competition in other geographic markets. AGL does not directly or indirectly own any natural gas distribution assets in the geographic regions where Dominion and CNG operate their businesses.

     AGL's non-utility and propane businesses operate in the southeastern states and do not compete with CNG's or Dominion's retail energy businesses, which operate in the northeast. Therefore, there are no competitive effects in other potential relevant markets.

3. Conclusion

     Dominion respectfully submits that the proposed divestiture of VNG to AGL complies with the terms and purposes of the Commission's Consent Order, and that the transaction should be approved.


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                                       PUBLIC RECORD VERSION

                                       Respectfully submitted,

                                       -------------------
                                       Stephen Paul Mahinka
                                       Morgan Lewis & Bockius LLP
                                       1800 M Street, N.W.
                                       Washington, D.C.  20036

                                       J. Alan Crittenden
                                       Deputy General Counsel
                                        Dominion
                                       625 Liberty Avenue
                                       Pittsburgh, Pennsylvania  15222

                                       Howard Feller
                                       McGuire Woods Battle & Boothe LLP
                                       One James Center
                                       901 East Cary Street
                                       Richmond, Virginia  23219-4030

                                       Attorneys for Dominion

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